 Exhibit 99.2
IFRS USD Press Release

Differentiated Cloud Services and Large Deal Momentum Drive Infosys’ Highest Annual Growth in a Decade

Strong Revenue growth guidance of 13%-15% and operating margin guidance of 21%-23% for FY23

Bengaluru, India – April 13, 2022: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $16.3 billion in revenues with the highest annual growth in the last decade of 19.7% in constant currency with a robust operating margin of 23.0%. Growth was broad-based, supported by continued momentum in large deal wins with TCV of $9.5 billion. EPS grew by 15.2% in rupee terms. FCF crossed $3 billion for the year.

Q4 sequential growth was 1.2% in constant currency with operating margin of 21.5%. TCV of large deal wins was $2.3 billion in Q4.

“Infosys delivered highest annual growth in a decade with broad-based performance driven by deeply differentiated digital and Infosys Cobalt led cloud capabilities, powered by ‘One Infosys’ approach. We continue to gain market share as a result of sustained clients’ confidence in our ability to successfully navigate their digital journeys”, said Salil Parekh CEO and MD. “With the acceleration of digital disruptions across industries, we see immense potential to engage and partner with clients as they transform, adapt and thrive. We will scale talent globally, invest in employees and accelerate innovation and digital capabilities to capitalize on the expanding market opportunities”, he added.

Guidance for FY23:

•	Revenue growth of 13%-15% in constant currency
•	Operating margin of 21%-23%

1.	Key financial highlights

For the quarter ended March 31, 2022		For the year ended March 31, 2022

•	Revenues in CC terms grew by 20.6% YoY and 1.2% QoQ	•	Revenues in CC terms grew by 19.7% YoY

•	Reported revenues at $4,280 million, growth of 18.5% YoY	•	Reported revenues at $16,311 million, growth of 20.3% YoY

•	Digital revenues at 59.2% of total revenues, YoY CC growth of 38.8%	•	Digital revenues at 57.0% of total revenues, YoY CC growth of 41.2%

•	Operating margin at 21.5%, decline of 3.0% YoY	•	Operating margin at 23.0%, decline of 1.5% YoY

•	Basic EPS at $0.18, growth of 9.2% YoY	•	Basic EPS at $0.70, growth of 14.3% YoY

•	FCF at $761 million, decline of 4.8% YoY; FCF conversion at 101.0% of net profit	•	FCF at $3,055 million, growth of 2.8% YoY; FCF conversion at 102.9% of net profit

“In a year marked by intense supply side challenges, Infosys delivered strong financial performance – EPS growth of 15.2%, Free Cash Flows surpassing $3 billion and Return on Equity of 29.1%, reflecting the company’s success, driven by client-centricity and rich capabilities. The Board has proposed a final dividend of ₹16 per share, taking the total dividend for FY22 to ₹31 per share, an increase of 14.8% over prior year”, said Nilanjan Roy, Chief Financial Officer. “With a robust demand environment ahead, we envisage making appropriate long-term investments in capability building across sales, delivery and innovation. However, we plan to neutralize some of the impact through aggressive cost optimization programs and value led pricing driven by service and brand differentiation. This, along with post-pandemic normalization of expenses, is reflected in the margin guidance”, he added.

2.	Capital allocation

For FY22, the Board has recommended a final dividend of ₹16 per share ($0.21 per ADS*). Together with the interim dividend of ₹15 per share already paid, the total dividend per share for FY22 will amount to ₹31 (app. $0.41 per ADS*) which is a 14.8% increase over FY21. With this, the company has announced total dividend of approx. ₹13,000 crore (approx. $1.74 billion*) for FY22.

*USD-INR rate of 75.00

3.	Client wins & Testimonials

•	Infosys launched Infosys Metaverse Foundry, an integral part of Infosys Living Labs to accelerate enterprises’ ability to evolve and execute strategies for virtual-physical interconnections. Daniel Schumacher, Head of Global IT Applications and Digital Innovation, Komatsu, said, “Our strategic foresight and transformation roadmap point to the rapid acceleration of digital ecosystems, and we are looking to bring its value to all facets of our business – both as we know them today and to what we can create for the future. We are excited to partner with Infosys metaverse foundry to uncover the most significant investment we must make in the virtual world and plant seeds today that are most likely to bear fruit for our future.”
•	Infosys collaborated with E.ON for its Digital Workplace Transformation across multiple services. “We were looking for an innovative and future oriented partner for our entire workplace transformation journey. We are delighted to have Infosys as E.ON’s digital workplace partner, supporting 75K+ users across 12 countries for all their workplace needs. This collaboration cuts across services that include IT Service Desk, End User Devices, Unified Communication and Collaboration and IT Service Management. Infosys is also engaging with E.ON for multiple other initiatives as our strategic transformation partner. We are confident that this collaboration will be a great enabler in our ongoing digital transformation journey,” said, David Benkelberg, Head of User Services, E.ON.
•	Infosys collaborated with Telenor Norway to transform its finance and supply chain operations through standardized, Oracle Cloud ERP solution. Terje Borge, CFO, Telenor Norway, said, “Telenor Norway needs to continuously raise the bar in its operational performance to serve as the trusted digital partner for its consumer and enterprise customers. IT as a business enabler plays a critical role in this objective. The ERP transformation program is one of the steps in making Telenor agile and efficient.”
•	Infosys Finacle enabled WhatsApp Baking for Union Bank of India. The new service, called Union Virtual Connect (UVConn), will provide customers personalized and daily banking services. Shri Rajkiran Rai G, Managing Director & CEO, Union Bank of India, said, “It has always been our endeavor to build lasting relationships with customers by offering simple, fast, and contextual banking solutions and experiences with improved convenience. In line with this vision, we have introduced this service on WhatsApp, one of the most popular instant messaging applications in the world. Our retail customers can execute a host of their banking requirements on their own, without visiting a branch, instantaneously and securely. With Finacle Conversational Banking and Remote Banker we can now tap into the growing prominence of social media in everyday life. We expect this simple and convenient form of banking to add immense convenience to our customers and hope to see its rapid adoption in the months to come.”
•	Nu Skin, a leading health, beauty and wellness company with businesses in over 50 countries, collaborated with Infosys to achieve their vision of becoming a next generation social commerce enterprise. Ryan Napierski, President and CEO, Nu Skin said, “At Nu Skin, we are delighted to partner with Infosys for our transformation into a next-gen social commerce enterprise. Key to this is our collaborative work to provide personalized and engaging consumer journeys to build customer loyalty and help fuel our future growth.”

4.	Recognitions

•	Recognized as one of the 2022 World’s Most Ethical Companies by Ethisphere
•	Recognized as the fastest-growing IT services brand by Brand Finance, the world’s leading brand valuation firm, in its Global 500, 2022 report
•	Awarded Global Top Employer 2022 certification in 22 countries across Asia Pacific, Europe, the Middle East, and North America in recognition of its outstanding strategies and people practices
•	Received Brandon Hall Group’s Organizational Excellence Certification for demonstrating best-in-class talent acquisition strategy and human capital management practices
•	Certified as a Great Place to Work® for excellence in its employment practices in Canada for 2022
•	Ranked #1 among top 100 listed companies in India for receiving the highest score on ESG by Stakeholders Empowerment Services (SES)
•	Received LEED Platinum certification from US Green Building Council for 4 buildings, situated in Indianapolis, Bengaluru, Mysuru and Thiruvananthapuram, with a total area of 2.15 million sq.ft.
•	Ranked #2 in Everest Group PEAK Matrix® IT Service Provider of the Year
•	Positioned as a leader in Gartner Magic Quadrant for Data and Analytics Service Providers
•	Infosys Finacle positioned as a leader in Gartner Magic Quadrant for Global Retail Core Banking for Finacle Core Banking Solution
•	Ranked as a leader in Everest Cloud Services PEAK Matrix® Assessment 2022 – North America
•	Rated as a leader in HFS Top 10 Digital Associates Services 2022
•	Positioned as a Leader in ‘Banking Digital Services' ISG Provider Lens™ Study for U.S., UK and Nordics regions
•	Ranked as a leader in Everest Cloud Services PEAK Matrix® Assessment 2022 – Europe
•	Positioned as a leader in NelsonHall Quality Engineering NEAT 2022
•	Ranked as a leader in HFS Top 10 Energy Transition Services Top 10 Snapshot, 2022
•	Rated as a leader in Avasant’s Healthcare Payor Digital Services 2022-2023 RadarView™
•	Positioned as a Leader in ‘Mainframes Services and Solutions’2022 ISG Provider Lens™
•	Positioned as a leader in PAC RADAR SAP Services in Germany 2021
•	Rated as a leader in Avasant’s Multisourcing Service Integration 2021-2022 RadarView™
•	Rated as a leader in Everest Digital Product Engineering Services PEAK Matrix® Assessment 2022
•	Positioned as a leader in HFS Top 10 Application Modernization Services, 2022
•	Positioned as a leader in Everest Oracle Cloud Applications (OCA) Services PEAK Matrix® Assessment 2022
•	Rated as a leader in NelsonHall Digital Banking Services NEAT 2022
•	Positioned as a leader in HFS Utilities Services Top 10, 2022
•	Rated as a leader in Everest Advanced Analytics and Insights (AA&I) Services PEAK Matrix® Assessment 2022
•	Rated as a leader in HFS Top 10 Retail and CPG Services, 2022
•	Positioned as a Leader in ‘Healthcare Digital Services' ISG Provider Lens™ Study for U.S. region
•	Infosys Finacle positioned as a Leader by Everest Group in the Consumer Loan Origination System Products Peak Matrix Assessment 2022 report
•	Infosys Finacle was a winner at the Finnovex Awards Qatar 2022 under the ‘Excellence in Payments’ category for its Finacle Payments Suite

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 50 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com

to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

“Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.”

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 46999 63516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in million)

	March 31, 2022	March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	2,305	3,380
Current investments	880	320
Trade receivables	2,995	2,639
Unbilled revenue	1,526	1,030
Other Current assets	1,159	938
Total current assets	8,865	8,307
Non-current assets
Property, plant and equipment and Right-of-use assets	2,429	2,519
Goodwill and other Intangible assets	1,042	1,115
Non-current investments	1,801	1,623
Unbilled revenue	124	81
Other non-current assets	1,294	1,180
Total non-current assets	6,690	6,518
Total assets	15,555	14,825
LIABILITIES AND EQUITY
Current liabilities
Trade payables	545	362
Unearned revenue	834	554
Employee benefit obligations	288	276
Other current liabilities and provisions	2,766	2,072
Total current liabilities	4,433	3,264
Non-current liabilities
Lease liabilities	607	627
Other non-current liabilities	521	432
Total non-current liabilities	1,128	1,059
Total liabilities	5,561	4,323
Total equity attributable to equity holders of the company	9,941	10,442
Non-controlling interests	53	60
Total equity	9,994	10,502
Total liabilities and equity	15,555	14,825

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in million except per equity share data)

	3 months ended March 31, 2022	3 months ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2021
Revenues	4,280	3,613	16,311	13,561
Cost of sales	2,955	2,357	10,996	8,828
Gross profit	1,325	1,256	5,315	4,733
Operating expenses:
Selling and marketing expenses	179	165	692	624
Administrative expenses	226	207	868	784
Total operating expenses	405	372	1,560	1,408
Operating profit	920	884	3,755	3,325
Other income, net (3)	78	68	281	271
Profit before income taxes	998	952	4,036	3,596
Income tax expense	245	255	1,068	973
Net profit (before minority interest)	753	697	2,968	2,623
Net profit (after minority interest)	752	697	2,963	2,613
Basic EPS ($)	0.18	0.16	0.70	0.62
Diluted EPS ($)	0.18	0.16	0.70	0.61

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and year ended March 31,2022 which have been taken on record at the Board meeting held on April 13, 2022.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.